Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Independent Bank Corp. for the registration of common stock, preferred stock, depository shares, warrants or other rights, stock purchase contracts, debt securities and units and to the incorporation by reference therein of our reports dated February 27, 2015, with respect to the consolidated financial statements of Independent Bank Corp. and subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2014, and with respect to the effectiveness of internal control over financial reporting of Independent Bank Corp. and subsidiaries as of December 31, 2014 included in its Annual Report (Form 10-K/A) for the year ended December 31, 2014, each filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
August 20, 2015